DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

Edward H. Batts
edward.batts@dlapiper.com
T 650.833.2073
F 650.687.1106

November 9, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn:  Barbara C. Jacobs

Assistant Director

Re:	Velti plc
Amendment No. 3 to Registration Statement of Form F-1
Filed on October 18, 2010
File No. 333-166793

Dear Ms. Jacobs:

This letter is submitted on behalf of Velti plc (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-1 (filed October 18, 2010, Registration No. 333-166793) (the “Registration Statement”), as set forth in your letter to Ms. Sally Rau dated November 3, 2010.  We are filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated September 21, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the pages of Amendment No. 4 that have been revised in response to the comment.

Summary Historical Consolidated Financial Data

Selected Consolidated Balance Sheets Data, page 8

1.                                      We note the pro forma adjustment of $48.7 million for the use of proceeds from the offering to repay outstanding debt.  It does not appear that this adjustment is directly attributable to your offering or factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X.  Please revise to remove this pro forma effect in your financial statements throughout the filing or tell us why revision is not required.

Response:

The Company notes that the pro forma adjustment of $48.7 million for the use of proceeds from the offering to repay outstanding debt has been made in two places only in the registration statement: (i) on page 8, referencing the summary historical condensed financial data and the impact of the use of proceeds from this offering on the selected balance sheet data, and (ii) on page 38, on the Capitalization table, to provide the effect of the use of proceeds of this offering on the Company’s capitalization, including its long term debt, following the offering.  Rule 11-02(b)(6) of Regulation S-X provides that pro forma adjustments related to the pro forma condensed balance sheet shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.  The repayment of the $48.7 million of outstanding debt is directly attributable to the public offering and is a stated use of proceeds of the offering, and, therefore, is required under Rule 11-02(b)(6) to be included in disclosure of the pro forma effects of the offering.  The Company believes that pro forma adjustments to its outstanding indebtedness disclosed in its historical condensed financial data and its capitalization, both of which reference the application of use of proceeds from the offering, would be misleading without disclosure of the application of proceeds to repay such a significant amount of indebtedness.  The Company believes it would be misleading disclosure not to include the impact of the repayment of debt on its pro forma capitalization following the offering, and similarly does not believe that it would be appropriate to disclose the pro forma effect of the repayment of debt on its capitalization on page 38, without consistent disclosure on page 8.

The Company notes that it has included the pro forma earnings per share information to address the effect of the proceeds intended to repay the outstanding indebtedness, including the effect of the interest expense adjustment and the number of shares issued in the offering used to repay this indebtedness, in response to comment 5 of the letter of the Staff dated August 24, 2010.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 44

2.                                      We note that you recorded approximately $3.9 million of amortizable intangible assets in connection with the Ad Infuse acquisition.  Revise to include the pro forma effect for the amortization as if acquired January 1, 2009.  Alternatively, explain your basis under Article 11 of Regulation S-X for not including amortization expense related to these assets as a pro forma adjustment.

Response:

The Company has revised its Unaudited Pro Forma Condensed Consolidated Financial Information on page 44 of the Registration Statement to include the pro forma effect of the amortizable intangible assets in connection with the Ad Infuse acquisition, as if acquired on January 1, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

3.                                      We note your disclosure that the delay in payments from customers is a trend that has continued into 2010.  We further note that such delays have contributed to the need for third party financing to fund your working capital requirements.  Please tell us whether the slow-paying customers are significant customers and if so, how you considered disclosing that fact and any financial information regarding those customers which would be material information to investors.  Also, please tell us how you considered disclosing how slow-paying customers may impact your need for third-party financing to fund future working capital requirements and provide us with an update on DSO subsequent to June 30, 2010, if available.  Please refer to Item 303(A)(2)(ii) of Regulation S-K.

Response:

The Company has revised the Overview on page 46 of the Registration Statement to update its disclosure of outstanding days sales outstanding, and to further discuss the slow-paying customers and the impact of continuing delay in payments from customers on the Company’s working capital requirements.

Customer Concentration, page 52

4.                                      We note your disclosure in this section that two customers accounted for 37% of your total revenue for the six months ended June 30, 2010.  Please discuss your contractual arrangements with these customers, including the significant terms of such contracts.  File your agreements with these customers as exhibits to your registration statement or provide us with your analysis as to why they are not required to be filed.  Refer to Items 4(a) and 8(a) of Form F-1, Item 4.B(6) of Form 20-F and Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company has revised its disclosure concerning customer concentration on page 52 of the Registration Statement to provide further disclosure of the nature of the agreements with the two customers who accounted for 37% of the Company’s total revenue for the six months ended June 30, 2010, including a discussion of the contractual arrangements with these customers.

The Company notes, however, that it does not believe that the contracts with these customers are material agreements that are required to be filed as exhibits to its registration statement.  Items 4(a) and 8(a) of Form F-1 require the registrant to include the information required by Part I of Form 20-F and to furnish the exhibits required by Item 601 of Regulation S-K.  Part I of Form 20-F, and in particular Item 4.B(6) thereof, require the registrant to include, inter alia, summary information regarding the extent to which the company is dependent, if at all, on commercial or financial contracts (including contracts with customers or suppliers), where such factors are material to the company’s business or profitability.  Item 601(b)(10)(ii)(B) of Regulation S-K defines a material contract as “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Of the two customers who accounted for 37% of the Company’s total revenue for the six months ended June 30, 2010 one represents multiple contracts with multiple subsidiaries under common control of an ultimate parent entity.  This group of companies accounted for 23% of total revenue, with no single contract accounting for more than 10% of total revenue.   The second entity accounted for 14% of total revenue.  However, this contract was for a campaign that ran from October 2009 through April 2010, the revenues under which were all recognized in the six months ended June 30, 2010.  No further revenue will be generated under this contract, and any additional services provided to this customer will be pursuant to separate contracts.  For most of our contracts, each contract either represents services for a particular campaign that is expected to last for a stated period, generally less than one year, or is a statement of standard terms and conditions that do not include pricing, volume or similar information.  Information specific to each campaign under these terms and conditions are typically agreed by the parties pursuant to specific separate statements of work entered into in connection with each campaign.

Accordingly, no single contract represents a material contract as defined in Item 601(b)(10)(ii)(B) of Regulation S-K, and therefore required to be filed as an exhibit to the registration statement pursuant to Items 4(a) and 8(a) of Form F-1 or by Part I of Form 20-F.

Results of Operations

Comparison of Six Months Ended June 30, 2010 and 2009

Revenue, page 60

5.                                      You indicate in this section and in the revenue discussion for the period ended December 31, 2009 that the increases in your revenues for both periods were primarily the result of the growth in the number of campaigns from existing customers, the addition of new customers and revenue generated from the acquisition of Ad Fuse.  For both periods, please quantify the change in revenue that was due to each of these factors.  Refer to the interpretive guidance in Section III.D of SEC Release 33-6835.

Response:

The Company has revised the disclosure on pages 60, 63 and 66 of the Registration Statement to provide additional disclosure concerning the revenue generated from new and existing customers, as well as revenue resulting from the Company’s U.S. operations following the acquisition of Ad Infuse in May 2009.  Although the growth in revenue in the first six months of 2010 and in 2009 compared to the prior periods resulted from each of these factors, the Company is unable to quantify the actual amount in the change in revenue that was due to each of such factors.

Liquidity and Capital Resources, page 71

6.                                      With regard to the acquisition of Mobclix, Inc. in September 2010, please tell us how you assessed its significance as required by Rule 1-02(w) of Regulation S-X.  To the extent the acquisition is significant at the 20% or more level, please tell us how you considered the financial statement requirements of Rule 3-05 and Article 11 of Regulation S-X.

Response:

The Company assessed the significance of the acquisition of Mobclix, Inc. in September 2010 as required by Rule 3-05 and 8-04 under Regulation S-X, by using three tests, being the (i) asset test, (ii) investment test, and (iii) income test.  These tests are described in Rule 1-02(w) of Regulation S-X and significance is measured by determining whether any such tests are triggered at the 20% level or higher:

(1) The Company’s investments in and advances to Mobclix compared to the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(2) The Company’s proportionate share of the total assets (after intercompany eliminations) of Mobclix compared to the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(3) The Company’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Mobclix exclusive of amounts attributable to any noncontrolling interests compared to such income of the Company and its subsidiaries consolidated for the most recently completed fiscal year.

The Company concluded that each of the tests was met at the following levels (unaudited):

	Velti	Mobclix	Mobclix as
Condition	2009	2009	a % of Velti
	(in thousands)
Investment & advances > 10% of Velti's assets	$122,058	$19,416	15.9%
Shares exchanged > 10% Velti's outstanding shares	35,367	$—	0.0%
Velti's share of target CO's assets > 10% of Velti's assets	$122,058	$1,311	1.1%
Velti's share of target CO's income before tax before non-controlling interest > 10% of Velti's same income	$6,674	$(1,205)	18.1%

The Company based its determination of its share of its investments in and advances to Mobclix compared to its total assets after determining the amount of the purchase consideration for Mobclix.  The Company accounts for its acquisition of Mobclix, and the purchase consideration paid therefore, under Statement of Financial Accounting Standards (“SFAs”) 141R [ASC 805] (“SFAS 141R”).  Under SFAS 141R, the acquirer must compare the total GAAP purchase price of the acquired business, as adjusted below, to the registrant’s consolidated total assets.  GAAP purchase price in this context means the “consideration transferred”, as that term is used in the applicable accounting standard. Thus, the investment test computed for an acquisition accounted for under SFAS 141R [ASC 805] will include the acquisition-date fair value of all contingent consideration and exclude acquisition-related costs.  The adjustment - For purposes of the “investment” test, “consideration transferred” should be adjusted to exclude carrying value of assets transferred by the acquirer to the acquired business that will remain with the combined entity after the business combination.

Under FAS 141R, contingent consideration, commonly structured as earn-outs such as is present in the Company’s acquisition of Mobclix, will be measured at acquisition-date fair value rather than when a future financial goal is met, resulting in additional payments to the seller.  Fair value of contingent consideration will therefore be included in the total amount of consideration transferred for the acquiree in the business combination.   The Company determined the acquisition-date fair value of all contingent consideration set forth in the acquisition of Mobclix by the income approach, and determined the present value of the contingent amount (the earn-out), after reviewing the probability that Mobclix will earn the contingent consideration, based upon the operating plans developed by Mobclix and the Company, and taking into account all factors weighing on the probability that the contingent consideration will be earned.  The Company reviewed the expected cash flows, discounted to the acquisition date by projecting the expected cash flows by estimating the likelihood and timing of various possible outcomes (including the achievement of sales and profitability targets required to achieve the earn-out.

After reviewing all such factors, the Company determined that the acquisition-date fair value of the total purchase consideration for the acquisition of Mobclix is $19,416,808.  Based upon this determination of the purchase consideration, the Company determined that none of the significance tests were met at the 20% or greater level, and accordingly, separate financial statements of the acquired company are not required under Rule 3-05 of Regulation S-X.

Related Party Transactions

Facilities Agreement, page 120

7.                                      You disclose in this section that during the six months ended June 30, 2010, you entered into an agreement with Thor Luxembourg S.à.r.L. extending your second term facility.  Please file this agreement as an exhibit to your registration statement.

Response:

The Company hereby confirms that it will file the extension of its loan with Thor Luxembourg S.à.r.l. as an exhibit to its registration statement prior to any circulation of its preliminary prospectus.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies

Depreciation and Amortization, page F-16

8.                                      We note your response to prior comment 1 and revised disclosures.  In your response you indicate that you revised disclosure to include “an explanation of how these costs relate to revenue, as well as the basis for not allocating those costs,” however, we are unable to locate this disclosure.  Considering that much of your depreciation and amortization expense relates to the amortization of software developed for external use, and you account for this software in accordance with ASC 985-20, it appears that this amortization expense, at a minimum, relates to directly to revenues.  As previously requested, please revise to indicate how depreciation and amortization costs relate to your revenue types as well as the basis for not allocating those costs pursuant to Rule 5-03(b)(2) of Regulation S-X.  Also, please refer to SAB Topic 11.B.

Response:

The Company has included enhanced disclosure on page F-16 of its Notes to Consolidated Financial Statements to disclose that much of our depreciation and amortization expense relates to the amortization of software developed for external use, largely being the development of the Company’s mGage technology platform.  The Company accounts for such software development in accordance with ASC 985-20.  The Company generates all of its revenue, including its SaaS revenue, software and license revenue, and managed services revenue, by providing services or products based upon the software developed for external use.  Accordingly, although such depreciation and amortization expense relates directly to revenues, the Company is unable to allocate the depreciation and amortization expense among the three revenue types.  The Company has a single technology platform from which it generates all of its revenue, and its software is not developed specifically or separately for its SaaS, software and license or managed services revenue.  The Company does not segregate or track the development costs by revenue type and is unable to determine how much of the development effort is related to each revenue type in order to allocate depreciation and amortization by revenue.

Note 10.  Equity Method Investments, page F-25

9.                                      Please tell us how you assessed the significance of your investments in Ansible Mobile, LLC and CASEE for purposes of compliance with Rule 3-09 of Regulation S-X.  Also, please refer to Rule 1-02(w) of Regulation S-X.

Response:

As referred to under question 6, above, the significance of a subsidiary is assessed under Rule 1-02(w) of Regulation S-X, by using three tests:  (1) the asset test, (2) the investment test, and (3) the income test.  Under Rule 3-09 of Regulation S-X, a registrant must include separate financial statements of equity method investees if certain significance thresholds are met for any of the registrant’s fiscal years required to be presented in the filing using the investment and income significance tests, which are two of the three tests described in S-X 1-02(w).  As described in Section 2410 of the Division of Corporate Finance Financial Reporting Manual, the significance thresholds in S-X 3-09 differ from those stated in S-X 1-02(w).   S-X 3-09 requires the registrant to file separate annual financial statements for each significant equity method investee for which either the income or the investment test set forth in S-X 1-02(w) exceeds 20 percent for any of the registrant’s fiscal years required to be presented in the filing.  The asset test in S-X 1-02(w) does not apply.

The Company has reviewed the income and investment tests as applied to its investments in Ansible Mobile, LLC and CASEE for the purpose of compliance with Rule 3-09 of Regulation S-X, as follows.

The Company’s investment in CASEE is $3 million, and its share of the equity of CASEE is 19% in 2008 and 33% in 2009.  The Company did not acquire an interest in CASEE until 2008, and no results for 2007 are included.  For the years ended December 31, 2008 and 2009, CASEE incurred a loss of $878,000 and $1.1 million, respectively, with our share of such loss being approximately $167,000 and $369,000, respectively.  The Company therefore measured the income test at 2.7% for 2008 and 5.5% for 2009.  For the years ended December 31, 2008 and 2009, the Company had total assets of approximately $72 million and $122 million, respectively.  The Company’s total investment in and advances to CASEE for each year was $3 million.  The Company therefore measured the investment test at 4.3% and 2.5%, respectively.  Accordingly, no separate financial statements are required for CASEE in accordance with Rule 3-09 of Regulation S-X.

The Company acquired its interest in Ansible in July 2007, when it established a joint venture with The Interpublic Group of Companies, Inc., or IPG, a publicly-traded multi-national advertising firm.  Its equity position in Ansible has been 50% from the date of its establishment.  We reached an agreement with IPG to terminate Ansible effective as of July 2010.  Its operations were discontinued as of such date and the Company is in process of dissolving the joint venture.  For the years 2007, 2008 and 2009, Ansible incurred a net loss  of approximately $877,000, $3.9 million and $2.9 million, respectively.  Based upon the Company’s share of such net loss, the Company measured the income test at 8.9%, 45.7% and 17.5%, respectively.  Based upon the Company’s total assets for 2007, 2008 and 2009 of $49.8 million, $72 million and $122 million, and its investment in Ansible in 2007, 2008 and 2009 of $750,000, $2.2 million and $2.6 million, respectively, the Company measured the investment test at 1.5%, 3.1% and 2.2%, respectively.

Although the Company exceeded the income test threshold in 2008, the Company respectfully submits that separate financial statements of Ansible would not provide materially important information to investors that would be additional to the information already provided concerning the financial position of Ansible.  The Company has included, in Note 10 to its consolidated financial statements, information concerning the current assets, non-current assets, current liabilities, non-current liabilities, revenue, cost of revenue and profit/loss of Ansible for each of the years ended December 31, 2007, 2008 and 2009, and for the six months ended June 30, 2010.  The income test is triggered for the Company’s investment in Ansible for 2008 only because the amount of Ansible’s net loss before income taxes is significantly greater than the Company’s net loss.  None of the significance tests are met for the Company’s most recent fiscal year end, 2009.

The Company further notes that its results for 2008 are impacted by the deferral of revenue from 2008 to 2009, as described in Management’s Discussion and Analysis of Financial Condition and Results of Operations, and are not therefore an effective determinant of the significance of the Company’s investment in Ansible.  As described on page 63 of the Registration Statement, the Company recognized revenue in 2009 in the approximate amount of $11.9 million relating to contracts commenced but not finalized in 2008.  The Company also included in revenue for the first half of 2009 $4.3 million of revenue that required recognition in 2009 rather than 2008, related to extended payment terms provided to a customer in connection with a perpetual software license.   During this period, the Company had been preparing its financial results under International Financial Reporting Standards, and was not preparing its results on a quarterly basis.  The Company has, beginning in 2010, placed additional focus on executing its final contracts in the same quarter that it commences delivery of its services or licenses.  Consequently, the Company does not believe that future periods will be impacted adversely similarly to its results for 2008.  Had the Company been able to recognize in 2008 revenue deferred to 2009, the Company does not believe that it would have triggered the income test at a level requiring separate financial statements for Ansible for 2008.

Perhaps most importantly, the Company has discontinued its partnership with IPG, terminated Ansible’s operations in July 2010 and is in process of dissolving Ansible.  As a result, the Company does not believe that any of the significance tests will be triggered requiring separate financial statements for Ansible for 2010.  Accordingly, 2008, a year for which the Company’s results have been adversely impacted by the previously disclosed deferral of revenue to 2009, and a period that is nearly two years old, is expected to be the only year for which a significance test has been triggered.  The Company believes that the Ansible financial results included in the footnotes to the financial statements presents investors with all of the information material to an understanding of the Company’s financial position.  Ansible has not previously prepared audited financial statements.  Since Ansible has been discontinued during 2010, the Company believes that its importance to the Company and to an understanding of the Company’s financial position is not material and should not cause the Company to require preparation of audited financial statements for Ansible’s 2008 fiscal year.

Note 13.  Income Taxes, page F-35

10.                               We note your disclosure “we have not provided for U.K. income taxes on foreign earnings which are expected to be invested outside the U.K. indefinitely” and “upon distribution of those earnings, we would be subject to U.K. income taxes and withholding taxes payable to the foreign countries where the foreign operations are located, if any.”  In view of your working capital deficit as of June 30, 2010, your liquidity disclosure in Management’s Discussion and Analysis should be revised to disclose the amount of unremitted earnings and the basis for your conclusion that you continue to have the ability to avoid remitting those earnings indefinitely.  To the extent it is reasonably likely those earnings may require repatriation you should disclose the related income tax effect.

Response:

The Company has revised its liquidity disclosure on page 71 of the Registration Statement to disclose that it anticipates that the use of proceeds from the public offering will, in part, fund the existing needs of its operating companies in geographies that require expansion capital.  In addition, any unremitted earnings from profitable subsidiaries will be used for the ongoing expansion needs in the local geographies for the foreseeable future.  Accordingly, the Company believes that it will have the ability to avoid remitting those earnings indefinitely.

* * * * *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact the undersigned at (650) 833-2073 if you have any questions regarding this letter or Amendment No. 4.

Sincerely,

DLA Piper LLP (US)

/s/ Edward H. Batts

Edward H. Batts
Partner

cc:	Sally J. Rau ( Velti plc)
Wilson W. Cheung (Velti plc)